Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Northern Genesis Acquisition Corp. II (the “Company”) on Form S-1 pursuant to Rule 462(b) under Securities Act of 1933, as amended, of our report dated October 13, 2020, which includes an explanatory paragraph as to the Company’s ability as going concern, with respect to our audit of the financial statements of Northern Genesis Acquisition Corp. II as of October 2, 2020 and for the period from September 25, 2020 (inception) through October 2, 2020 appearing in the Registration Statement on Form S-1, as filed (file No. 333-251639), of Northern Genesis Acquisition Corp. II.

/s/ Marcum llp

Marcum llp

New York, NY

January 12, 2021